UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment 1)*

                              HILTON PETROLEUM LTD.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   432901 30 4
                                 (CUSIP Number)


              CRAIG A. STONER, ESQ., 455 SHERMAN STREET, SUITE 300,
                         DENVER, CO 80203, 303-777-3737
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 11, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or ss.ss.240.13d-1(g),
check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 432901 30 4                                                Page 2 of 8

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
      1            NAMES OF REPORTING PERSONS                        NICK DEMARE

                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities
                   Only)
--------------------------------------------------------------------------------
      2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                   (See Instructions)                                    (b) [ ]
--------------------------------------------------------------------------------
      3            SEC USE ONLY
--------------------------------------------------------------------------------
      4            SOURCE OF FUNDS (See Instructions)
                   PF
--------------------------------------------------------------------------------
      5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
--------------------------------------------------------------------------------
      6            CITIZENSHIP OR PLACE OF ORGANIZATION
                   CANADA
--------------------------------------------------------------------------------
                                   7              SOLE VOTING POWER
      NUMBER OF                                   133,922
       SHARES      -------------------------------------------------------------
    BENEFICIALLY
      OWNED BY                     8              SHARED VOTING POWER
        EACH                                      50,804
      REPORTING    -------------------------------------------------------------
    PERSON WITH
                                   9              SOLE DISPOSITIVE POWER
                                                  133,922
                   -------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER
                                                  10,804
--------------------------------------------------------------------------------
      11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON
                   184,726
--------------------------------------------------------------------------------
      12           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES (See Instructions)                         [ ]
--------------------------------------------------------------------------------
      13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   1.9%
--------------------------------------------------------------------------------
      14           TYPE OF REPORTING PERSON (See Instructions)
                   IN
--------------------------------------------------------------------------------

INCLUDE  BOTH SIDES OF THE COVER PAGE,  RESPONSES  TO ITEMS 1-7           2 OF 8
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 432901 30 4                                                Page 3 of 8

ITEM. 1   SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Shares, no par value, of Hilton Petroleum Ltd. (the "Issuer"). The Issuer's principal executive offices are located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, CANADA.


ITEM 2.   IDENTITY AND BACKGROUND.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Nick DeMare.

Mr. DeMare beneficially owns shares of the Issuer's common stock through DNG Capital Corp. ("DNG Capital"), 888 Capital Corp. ("888 Capital"), and UEV Holdings ("UEV Holdings"). DNG Capital, 888 Capital, and UEV Holdings are referred to collectively as the "DeMare Entities".

Mr. DeMare is a citizen and resident of Canada. Mr. DeMare's business address is #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7 CANADA.

Since May, 1991, Mr. DeMare has been the President of Chase Management Ltd. ("Chase"), a private company which provides a broad range of administrative, management and financial services to private and public companies engaged in mineral exploration and development, gold and silver production, oil and gas exploration and production and venture capital. Mr. DeMare indirectly owns 100% of Chase. Chase's address is #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7 CANADA. Mr. DeMare is also an officer and director of the Issuer.

During the last five years, Mr. DeMare has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. DeMare and the DeMare Entities acquired shares of the Issuer's common stock from various sources, including, but not limited to, purchases from the Issuer in private and public offerings, purchases from private individuals and entities, and purchases in the open market. In addition, Mr. DeMare and the DeMare Entities have sold shares in private transactions and through the public market. All of the transactions were funded through Mr. DeMare's personal funds or the working capital of the DeMare Entities.

Except as disclosed below, there have been no acquisitions or dispositions of the Issuer's common shares made by Mr. DeMare or the DeMare Entities within the last 60 days. During the last 60 days, Mr. DeMare and the DeMare Entities have acquired and disposed of shares of the Issuer's common stock, as follows:




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CUSIP No. 432901 30 4                                                Page 4 of 8



                                                          Source of Funds
                    No. of Shares       Purchase/         (personal, bank,                 Method of Acquisition
 Date of            Acquired or        Sale Price         working capital,                     or Disposition
 Transaction         (Disposed)           CDN$          affiliate, from the                  (private/public)
                                                          Issuer, other)

 01/20/2004            (7,000)            $0.33            Private funds                   Disposition in the
                                                                                           public market
 01/20/2004            (8,000)            $0.31            Private funds                   Disposition in the
                                                                                           public market
 01/21/2004            (7,000)            $0.31            Private funds                   Disposition in the
                                                                                           public market
 01/22/2004            (7,000)            $0.32            Private funds                   Disposition in the
                                                                                           public market
 01/26/2004           (10,000)            $0.31            Private funds                   Disposition in the
                                                                                           public market
 01/28/2004           (10,000)            $0.31            Private funds                   Disposition in the
                                                                                           public market
 01/29/2004              (500)            $0.33            Private funds                   Disposition in the
                                                                                           public market
 01/30/2004            (5,000)            $0.30            Private funds                   Disposition in the
                                                                                           public market
 02/02/2004            40,000             $0.29            Private funds                   Acquisition in the
                                                                                           public market
 02/03/2004            (3,000)            $0.28            Private funds                   Disposition in the
                                                                                           public market
 02/03/2004           (43,000)            $0.29            Private funds                   Disposition in the
                                                                                           public market
 02/05/2004           (30,000)            $0.29            Private funds                   Disposition in the
                                                                                           public market
 02/05/2004             4,000             $0.28            Private funds                   Acquisition in the
                                                                                           public market
 02/06/2004             1,500             $0.28            Private funds                   Acquisition in the
                                                                                           public market
 02/06/2004             3,500             $0.30            Private funds                   Acquisition in the
                                                                                           public market
 02/09/2004             3,500             $0.31            Private funds                   Acquisition in the
                                                                                           public market
 02/09/2004             3,000             $0.325           Private funds                   Acquisition in the
                                                                                           public market
 02/11/2004               500             $0.28            Private funds                   Acquisition in the
                                                                                           public market
 01/06/2004               500             $0.315           Private funds                   Acquisition carried
                                                                                           out privately
 01/06/2004              (500)            $0.315           Private funds                   Disposition in the
                                                                                           public market



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CUSIP No. 432901 30 4                                                Page 5 of 8


 01/19/2004             2,258             $0.311           Private funds                   Acquisition carried
                                                                                           out privately
 01/19/2004            (2,000)            $0.31            Private funds                   Disposition in the
                                                                                           public market
 01/19/2004              (258)            $0.29            Private funds                   Disposition in the
                                                                                           public market
 02/05/2004            10,804             $0.30            Private funds                   Acquisition carried
                                                                                           out privately




ITEM 4.   PURPOSE OF TRANSACTION.

(a) Mr. DeMare is holding his shares of the Issuer (including shares held by the DeMare Entities) for investment purposes but may transfer or sell the shares as necessary, and may acquire additional shares (in his own name, through the DeMare Entities, or through other entities).

Mr. DeMare does not have any other present plans or proposals which relate to or would result in:

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f)   any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)   any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. DeMare will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

CUSIP No. 432901 30 4                                                Page 6 of 8


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) As of February 9, 2004, Mr. DeMare owned beneficially184,726 (1.9%, based upon 9,625,206 shares outstanding as of February 11, 2004) of the Issuer's common shares. Mr. DeMare's beneficial ownership includes:

      133,922 shares of the Issuer's common stock held by DNG Capital; 40,000 shares of the Issuer's common stock held by 888 Capital; and 10,804 shares of the Issuer's common stock held by UEV Holdings.

(b) Mr. DeMare has the sole power to vote and to dispose of 133,922 of the Issuer's common shares. Mr. DeMare shares the power to vote and dispose of 50,804 shares held by 888 Capital and UEV Holdings.

Mr. DeMare shares the power to vote or dispose of the shares, as follows:


Company Name                                                     888 Capital                   UEV Holdings

Name                                                             Joseph Abbinante              Assiah Golabi

Residence or Business Address                                    888 Dunsmuir St.              5011 Oliver Drive
                                                                 Vancouver, BC                 Richmond, BC
                                                                 V6C 3K4                       V6V 2S8

Present principal occupation or employment and the               Restauranteur                 Accountant
name, principal business and address of any
corporation or other organization in which such
employment is conducted

Whether or not, during the last five years, such person          No                            No
has been convicted in a criminal proceeding (excluding
traffic violations or similar misdemeanors) and, if so,
give the dates, nature of conviction, name and location
of court, and penalty imposed, or other disposition of
the case

Whether or not, during the last five years, such person          No                            No
was a party to a civil proceeding of a judicial or
administrative body of competent jurisdiction and as a
result of such proceeding was or is subject to a
judgment, decree or final order enjoining future
violations of, or prohibiting or mandating activities
subject to, federal or state securities laws or finding any
violation with respect to such laws; and, if so, identify
and describe such proceedings and summarize the
terms of such judgment, decree or final order; and

Citizenship                                                      Canadian                      Canadian


(c) During the prior 60 days, Mr. DeMare did not have any transactions in the shares of the Issuer, other than as described above in Item 3. See "Item
      3. Source and Amount of Funds or Other Consideration."

(d) Except for Mr. Abbinante and Ms. Golabi, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common shares held by Mr. DeMare or the DeMare Entities.

CUSIP No. 432901 30 4                                                Page 7 of 8


(e) As of February 9, 2004, Mr. DeMare has ceased to be the beneficial owner of more than five percent of the outstanding common shares of the Issuer.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

None.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   February 25, 2004                    By:   /s/Nick DeMare
        --------------------------------           -----------------------------
                                                  Nick DeMare



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